May 27, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Sub-Item 77K of Form N-SAR dated May 27, 2016, of The Williamsburg Investment Trust and are in agreement with the statements in the second paragraph. We have no basis to agree or disagree with other statements of the registrant therein.

/s/Ernst & Young LLP

A member firm of Ernst & Young Global Limited